EXHIBIT 12
WASTE MANAGEMENT, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In Millions, Except Ratios)
(Unaudited)

	Three Months
	Ended
	March 31,
	2009	2008
Income before income taxes and losses in equity investments	$271	$395

Fixed charges deducted from income:
Interest expense	105	122
Implicit interest in rents	9	9

	114	131

Earnings available for fixed charges(a)	$385	$526

Interest expense	$105	$122
Capitalized interest	3	4
Implicit interest in rents	9	9

Total fixed charges(a)	$117	$135

Ratio of earnings to fixed charges	3.3x	3.9x

(a)	To the extent interest may be assessed by taxing authorities on any underpayment of income tax, such amounts are classified as a component of income tax expense in our Statements of Operations. For purposes of this disclosure, we have elected to exclude interest expense related to income tax matters from our measurements of “Earnings available for fixed charges” and “Total fixed charges” for all periods presented.